

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 19, 2020

Geoffrey T. Williams, Jr.
General Counsel and Secretary
Gevo, Inc.
345 Inverness Drive South,
Building C, Suite 310
Englewood, CO 80112

      Re: Gevo, Inc.
                  Form 8-K
                  Exhibit No. 10.1 Fuel Sales Agreement, dated as of December 11, 2019, by and between the Company and Delta Air Lines, Inc.
                  Filed December 17, 2019
                  File No. 001-35073

Dear Mr. Williams:

      We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                              Sincerely,

                              Division of Corporation Finance